June 1, 2021

Ms. Asia Timmons-Pierce

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Future Pearl Labs, Inc.

Amendment No. 4 to Offering Statement on Form 1-A

Filed May 21, 2021

File No. 024-11367

Dear Ms. Timmons-Pierce,

On behalf of Future Pearl Labs, Inc., I hereby request qualification of the above-referenced offering statement at 2:00pm Eastern Time, on June 3, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Darian Ahler

Darian Ahler

Chief Executive Officer

Future Pearl Labs, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP